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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            OXFORD HEALTH PLANS, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                         06-1118515
(State of incorporation or organization)                     (I.R.S. Employer
                                                             Identification No.)

48 Monroe Turnpike, Trumbull, CT                                    06611
(Address of principal executive offices)                          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class                           Name of each exchange
            to be so registered                  on which each class is to be registered

       Common Stock, $.01 par value                      New York Stock Exchange

Securities Act registration statement file number to which this form related:
N/A

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)
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Item 1.        Description of Registrant's Securities to be Registered.

        Common Stock, $.01 par value

        The capital stock of Oxford Health Plans, Inc. (the "Company") to be registered on the New York Stock Exchange, Inc. (the "Exchange") is the Company's Common Stock, $.01 par value. Each share of Common Stock entitles the holder to one vote in the election of directors and all other matters submitted to a vote of the Company's stockholders. The holders of Common Stock have no right to cumulate their votes in the election of directors and do not have pre-emptive rights to subscribe to additional shares of Common Stock issued by the Company.

        Each share of Common Stock has the right to receive dividends on a pro-rata basis from the Company's assets legally available for dividends when, as and if declared by the Board of Directors. In the event of the dissolution or liquidation of the Company, the holders of Common Stock will be entitled to share ratably in the Company's assets available for distribution after payments are made to the Company's creditors and the holders of any Preferred Stock that may be outstanding. In the event of the dissolution or liquidation of the Company, assets held in its regulated subsidiaries may be unavailable for distribution to stockholders due to insurance regulatory restrictions imposed by the states in which the Company does business. For a description of these restrictions, please see the Company's Form 10-K for the fiscal year ended December 30, 2000. The outstanding shares of Common Stock are fully paid and non-assessable. The Common Stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

        The Company's Certificate of Incorporation authorizes the Company to issue up to 2,000,000 shares of Preferred Stock, $.01 par value. No Preferred Stock is currently outstanding. The Company's Board of Directors is authorized, without shareholder approval, to issue the Preferred Stock from time to time in one or more series, with such rights, designations, voting powers, if any, preferences and relative participating, option or other specified rights and qualifications, limitations or restrictions thereof as stated in the resolution providing for the issue of such series adopted by the Board of Directors. At various times in the past, the Company has designated and issued series of Preferred Stock, none of which remains authorized or outstanding. The Board of Directors has the ability to designate the rights of and reissue shares of Preferred Stock which were previously redeemed or converted to Common Stock. If the Board of Directors designates a series of Preferred Stock, the terms of the Preferred Stock may include, among others, extraordinary voting, dividend, redemption or conversion rights.

        Under the Company's Certificate of Incorporation, the Company may not engage in a merger, a sale of all or any substantial part of its assets or those of any subsidiary, a purchase of any substantial part of the assets of another entity, an issuance of securities of the Company or any subsidiary with an aggregate fair market value of greater than $20 million, any recapitalization or a liquidation, in any such case with any person, entity or group which is the beneficial owner of 10% or more of the voting power of the Company's voting stock, without the affirmative vote of the holders of not less than 80% of the Company's voting


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stock. The 80% voting requirement will not apply if the transaction is approved by a majority of the Company's continuing directors or if the transaction is a merger or sale of all of the Company's assets and the consideration to be received per share by the Company's shareholders (other than the related party) is at least equal to the highest price paid by the related party at any time when that party was related to the Company or within one year prior to that party becoming related to the Company and certain other conditions are met. Such provisions of the Company's Certificate of Incorporation are in addition to
Section 203 of the Delaware General Corporation Law.

        The Certificate of Incorporation also provides that the directors shall be divided into three classes as nearly equal in number as possible. The term of each director is three years and each year the term of the directors in one class expires. Vacancies on the Board of Directors or any newly created directorships resulting from any increase in the number of directors or from any other cause may be filled by a majority of the directors. Any single director or the entire Board of Directors may only be removed for cause, and only by the holders of 80% of the shares then entitled to vote in an election of directors.

        The provisions of the Certificate of Incorporation described above regarding related party transactions and the election of directors may only be amended or repealed with the affirmative vote of the holders of not less than 80% of the Company's voting stock entitled to vote in the election of directors, voting as a single class.

        The provisions of the Certificate of Incorporation described above, as well as the ability of the Board of Directors to designate and issue shares of Preferred Stock with voting rights, preferences and other rights determined by the Board without shareholder action, could work to delay or frustrate the assumption of control of the Company by the holder of a large block of the Company's capital stock or the removal of incumbent directors, even if such action would be beneficial to the stockholders as a whole, and could discourage or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of the stockholders.


Item 2.        Exhibits

        None.


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                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        OXFORD HEALTH PLANS, INC.



Dated:  April 5, 2001                   By: /s/ Norman C. Payson, M.D.
                                            ------------------------------------
                                            Norman C. Payson, M.D.
                                            Chairman and Chief Executive Officer


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